SECURITIES AND EXCHANGE COMMISSION

04004103

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65370

SEC MAIL PROCESSING RECEIVED FEB 24 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

STACEY BRAUN FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

377 BROADWAY
(No. And Street)

NEW YORK, NEW YORK 10013-3934
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS H. WEXLER — (212) 226-7707
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, DOUGLAS H. WEXLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STACEY BRAUN FINANCIAL SERVICES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EUNICE BECKER
NOTARY PUBLIC, STATE OF NY
NO. 31-4610281
QUALIFIED IN NY COUNTY
COMMISSION EXPIRES ON
JULY 31, 2003

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

STACEY BRAUN FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Stacey Braun Financial Services, Inc.:

We have audited the accompanying statement of financial condition of Stacey Braun Financial Services, Inc. (the "Company") as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stacey Braun Financial Services, Inc., as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
February 9, 2004

STACEY BRAUN FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 17,120
Other assets	2,664
TOTAL ASSETS	$ 19,784

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 4,200
TOTAL LIABILITIES	4,200
SHAREHOLDER'S EQUITY:	
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	
Additional paid-in capital	54,631
Retained earnings	(39,047)
TOTAL SHAREHOLDER'S EQUITY	15,584
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 19,784

The accompanying notes are an integral part of this financial statement.

STACEY BRAUN FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Stacey Braun Financial Services, Inc. (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the National Association of Securities Dealers and the Securities and Exchange Commission. The Company is a anon-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2003.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Use of Estimates in the Preparation of Financial Statements

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both, as defined, may not exceed 15 to 1, (and the rule of the "applicable" exchange also provides that equity capital may not withdrawn or cash dividends paid if the resulting net capital ration would exceed 10 to 1). At December 31, 2003, the Company's net capital and excess net capital were $12,920 and $7,920, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

During 2003, the company amended their expense sharing agreement with Stacey Braun Associates, Inc., (SBAI), a company related by common ownership, for the use of office space, office equipment, supplies, and other operating expenses. The company pays a monthly fee of $500, which represents a reasonable allocation of actual expenses to SBAI. The total of these paid to SBAI for the year ended December 31, 2003 was $4,800.

NOTE 4 - INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and similar provisions in the State New York. Accordingly, no provision for federal and state corporate income taxes is required. The shareholder of the Company is liable for the taxes on his share of the Company's income or loss.